SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Election of Employee Representative Supervisor;

99.2	Election of Chairman of the Supervisory Committee;

99.3	Change of Joint Company Secretary; and

99.4	2017 Third Quarterly Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: October 27, 2017	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

Election of Employee Representative Supervisor

Reference is made to the announcement of Sinopec Shanghai Petrochemical Company Limited (the “Company”) dated 11 July 2017 in relation to the resignation of chairman of the supervisory committee of the Company. On 11 July 2017, Mr. Zhang Jianbo, former employee representative supervisor and chairman of the supervisory committee of the Company, requested to resign from his position as a supervisor and chairman of the supervisory committee due to a change of job assignments. According to the articles of association of the Company (the “Articles of Association”), the resignation took effect upon the submission of the resignation letter to the supervisory committee of the Company.

In accordance with the Company Law of the People’s Republic of China and the Articles of Association, on 20 October 2017, the staff association of the Company through democratic election procedure elected Mr. Ma Yanhui (“Mr. Ma”) as employee representative supervisor of the Company, for a period which is the same as the current session of the supervisory committee. The remuneration of the newly appointed supervisor will be determined pursuant to the measures for the payment of remuneration for Directors, Supervisors and Senior Management of the Company.

The biography of Mr. Ma is set out below:

Ma Yanhui, aged 46, is currently Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labour Union of the Company. Mr. Ma started his career in 1996. He served as Secretary of Office of Yanhua Refinery, Secretary and Deputy Director of Yanhua Office of Great Wall Lubricant Oil, Supervisor and Acting Director of Integrated Corporate Reform Department of China Petrochemical Corporation, etc. Mr. Ma was Deputy Director of Integrated Corporate Reform Department of China Petrochemical Corporation from July 2004 to March 2006, and he was Deputy Director of Structure Reform Sector, Corporate Reform Department of Sinopec Assets Management Co., Ltd. from March 2006 to October 2006. He was Director of Structure Reform Sector, Corporate Reform Department of Sinopec Assets Management Co., Ltd. from October 2006 to June 2008. From June 2008 to August 2017, Mr. Ma was Director of Integrated Corporate Reform Department of China Petrochemical Corporation. In August 2017, Mr. Ma was appointed as Deputy Secretary of the Communist Party Committee and Secretary of the Communist Party Discipline Supervisory Committee of the Company. He was appointed as Chairman of the Labour Union of the Company in October 2017. Mr. Ma graduated from East China University of Science and Technology in July 1996, majoring in petroleum processing, and obtained a bachelor’s degree in engineering. In June 2006, he obtained a master’s degree in corporate management from Renmin University of China. Mr. Ma is a senior economist by professional title.

Save as disclosed above, Mr. Ma (i) does not and did not hold any directorships in the last three years in other public companies the securities of which are listed on any securities market in Hong Kong or overseas; (ii) does not have relationships with any director, supervisor, senior management, controlling shareholder, substantial shareholder or de facto controller of the Company and (iii) does not have any interest in the shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Ma has not faced any disciplinary action by the China Securities Regulatory Commission or other relevant authorities, nor has been sanctioned by any stock exchange.

Save as disclosed above, the Company is not aware of any information in respect of Mr. Ma that needs to be disclosed pursuant to Rule 13.51(2)(h) to Rule 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, nor was the Company aware of any matters that need to be brought to the attention of the shareholders of the Company.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Guo Xiaojun Joint Company Secretary

Shanghai, the PRC, 23 October 2017

Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

Election of Chairman of the Supervisory Committee

The board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) is pleased to announce that the third meeting of the Ninth Session of the Supervisory Committee of the Company (the “Supervisory Committee”) was held on 25 October 2017. At the meeting, the Supervisory Committee has considered and approved the election of Mr. Ma Yanhui as the Chairman of the Supervisory Committee.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Guo Xiaojun Joint Company Secretary

Shanghai, the PRC, 26 October 2017

Exhibit 99.3

(A joint stock limited company incorporated in the People’s Republic of China)

CHANGE OF JOINT COMPANY SECRETARY

The board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) hereby announces that Ms. Ng Sin Yee, Clare (“Ms. Ng”) has tendered her resignation as joint company secretary of the Company with effect from 26 October 2017. Ms. Ng has confirmed that she has no disagreement with the Board and there are no matters relating to her resignation that need to be brought to the attention of the shareholders of the Company.

The Board would like to take this opportunity to express its gratitude to Ms. Ng for her valuable contribution to the Company during her tenure of service.

The Board further announces that Ms. Siy Ling Lung (“Ms. Siy”) has been appointed as the joint company secretary of the Company in replacement of Ms. Ng with effect from 26 October 2017. Mr. Guo Xiaojun (“Mr. Guo”) will continue to act as the other joint company secretary of the Company.

The biography of Ms. Siy is set out below:

Ms. Siy is currently a senior manager of the Corporate Services Division of Tricor Services Limited, a global professional services provider specialising in integrated business, corporate and investor services. Ms. Siy has over 20 years of experience in the corporate secretarial field and has been providing professional corporate services to Hong Kong listed companies as well as multi-national, private and offshore companies. Ms. Siy is an Associate of both The Hong Kong Institute of Chartered Secretaries and The Institute of Chartered Secretaries and Administrators in the United Kingdom.

WAIVER FROM STRICT COMPLIANCE WITH RULES 3.28 AND 8.17 OF THE LISTING RULES

Pursuant to Rule 8.17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (the “Listing Rules”), a listed issuer must appoint a company secretary who meets the requirements under Rule 3.28 of the Listing Rules. Rule 3.28 of the Listing Rules provides that a listed issuer must appoint as its company secretary an individual who, in the opinion of the Stock Exchange, is capable of discharging the functions of company secretary of the listed issuer by virtue of his/her academic or professional qualifications or relevant experience.

Reference is made to the waiver granted to the Company by the Stock Exchange from strict compliance with the requirements of Rules 3.28 and 8.17 of the Listing Rules in connection with the appointment of Mr. Guo as the joint company secretary of the Company for a period of three years from the date of his appointment i.e. 15 June 2017, on the condition that Ms. Ng was appointed as a joint company secretary of the Company to assist Mr. Guo in discharging his duties as a company secretary and in gaining the relevant experience as required under Note 2 to Rule 3.28 of the Listing Rules (the “Waiver”). The Waiver was revoked upon Ms. Ng’s resignation on 26 October 2017.

The Company has made fresh application with the Stock Exchange for, and the Stock Exchange has granted the Company, a new waiver (the “New Waiver”) from strict compliance with the requirements of Rules 3.28 and 8.17 of the Listing Rules for a period from the date of appointment of Ms. Siy as the other joint company secretary of the Company to 14 June 2020 (i.e. the remaining period of three years for the Waiver) (the “New Waiver Period”) in relation to Mr. Guo’s eligibility to act as the joint company secretary of the Company. The New Waiver was granted on the conditions that (i) Mr. Guo will be assisted by Ms. Siy, the other joint company secretary of the Company, during the New Waiver Period and the New Waiver will be revoked immediately if and when Ms. Siy ceases to provide assistance to Mr. Guo; (ii) the Company shall notify the Stock Exchange at the end of the New Waiver Period for the Stock Exchange to re-visit the situation. The Stock Exchange expects that, after the end of the New Waiver Period, the Company will be able to demonstrate that Mr. Guo can satisfy the requirements under Rules 3.28 and 8.17 of the Listing Rules after having the benefit of Ms. Siy’s assistance such that a further waiver will not be necessary; and (iii) the Company discloses the details of the New Waiver, including its reasons and conditions.

The Board would like to welcome Ms. Siy on her new appointment.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Wang Zhiqing Chairman

Shanghai, the PRC, 26 October 2017

Exhibit 99.4

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2017 Third Quarterly Report

1.    Important Message

1.1 The Board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its directors, supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in the 2017 third quarterly report, and warrant that there are no false representations or misleading statements contained in or material omissions from this report and severally and jointly accept responsibility pursuant to such information.

1.2 All directors attended the fourth meeting of the ninth session of the Board, and have considered and adopted the 2017 third quarterly report at the meeting.

1.3 Mr. Wang Zhiqing, Chairman and President of the Company, Mr. Zhou Meiyun, Vice President and Chief Financial Officer overseeing the accounting operations, and Mr. Zhang Feng, person-in-charge of Accounting Department (Accounting Chief) and Deputy Finance Manager warrant the truthfulness, accuracy and completeness of the financial report contained in this third quarterly report.

1.4 The financial report of the Company’s 2017 third quarterly report was prepared under the China Accounting Standards for Business Enterprises and was unaudited.

2. Key Financial Data & Change in Shareholdings

2.1 Major Accounting Data

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Total assets (RMB’000)	36,451,401	34,123,693	6.82
Total equity attributable to equity shareholders of the Company (RMB’000)	26,240,392	24,750,048	6.02

	From the beginning of the year to the end of the Reporting Period (January to September)	From the beginning of the year to the end of the Reporting Period last year (January to September)	Increase/decrease as compared to the corresponding period of the previous year (%) (January to September)
Net cash flows generated from operating activities (RMB’000)	5,068,803	5,301,471	-4.39

	From the beginning of the year to the end of the Reporting Period (January to September)	From the beginning of the year to the end of the Reporting Period last year (January to September)	Increase/decrease as compared to the corresponding period of the previous year (%)(January to September)
Revenue (RMB’000)	68,157,618	54,584,662	24.87
Net profit attributable to equity shareholders of the Company (RMB’000)	4,101,491	4,130,061	-0.69
Net profit attributable to equity shareholders of the Company excluding non-recurring items (RMB’000)	4,124,954	4,089,900	0.86
Return on net assets (weighted average) (%)	14.654	18.832	Decreased by 4.178 percentage points
Basic earnings per share (RMB/share)	0.381	0.382	-0.26
Diluted earnings per share (RMB/share)	0.380	0.382	-0.52

Excluded non-recurring items and amount:

Unit: RMB’000

Item	Amount for the Reporting Period (July to September)	Amount for the period from the beginning of the year to the end of the Reporting Period (January to September)
Net losses on disposal of non-current assets	-1,809	-6,939
Income from handling subsidiaries and other business units	10,438	10,438
Government grants recognised through profit and loss except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business	-23,048	7,500
Income from external entrusted loans	325	1,019
Other non-operating income and expenses other than those mentioned above	-24,159	-34,989
Employee reduction expenses	-5,046	-11,330
Effect on minority interests (after tax)	107	-934
Tax effect for the items above	13,311	11,772

Total	-29,881	-23,463

2.2 Total Number of Shareholders as at the End of the Reporting Period, Top Ten Shareholders and Shareholdings of the Top Ten Shareholders of Shares in Circulation (or Unrestricted Shares)

Unit: Share

Total number of shareholders						112,190
Shareholdings of the top ten shareholders
Name of shareholder (in full)	Number of shares held at the end of the Reporting Period	Percentage of total shareholding (%)	Number of shares with selling restrictions	Number of shares pledged or frozen		Type of shareholder
				Situation of the shares	Number
China Petroleum & Chemical Corporation	5,460,000,000	50.49	0	Nil	—	State- owned enterprise legal person
HKSCC (Nominees) Limited	3,456,056,321	31.96	0	Unknown	—	Foreign legal person
China Securities Finance Corporation Limited	506,813,547	4.69	0	Nil	—	Others
Central Huijin Investment Ltd.	67,655,800	0.63	0	Nil	—	Others
Shanghai Kangli Gong Mao Company	22,375,300	0.21	0	Nil	—	Others
Bank of China Limited—ChinaAMC new economy flexible configured hybrid securities investment fund	19,645,656	0.18	0	Nil	—	Others
Abu Dhabi Investment Authority	18,172,619	0.17	0	Nil	—	Others
Wang Jingqing	17,000,000	0.16	0	Nil	—	Others
Beijing Fengshan Investment Ltd	10,994,720	0.10	0	Nil	—	Others
NSSF One Hundred Ten Combination	10,177,475	0.09	0	Nil	—	Others
Explanation of the connected relationship or acting in concert relationship of the above shareholders	Among the above-mentioned shareholders, China Petroleum &
Chemical Corporation (“Sinopec Corp.”), a state-owned enterprise legal person, does not have any connected relationship with the other shareholders, and is not an act-in-concert party of the other shareholders under the “Administration Measures on Acquisition of
Listed Companies”. Among the above-mentioned shareholders,
HKSCC (Nominees) Limited is a nominee shareholder. Apart from the above, the Company is not aware of any other connected relationships among the other shareholders, or any act-in-concert parties under the
	“Administration Measures on the Acquisition of Listed Companies”.

3. Major Events

3.1 Description of Substantial Changes in Major Financial Report Items and Financial Indicators of the Company

Unit: RMB’000

Item	As at 30 September 2017	As at 31 December 2016	Increase/ decrease amount	Change (%)	Major reason for change
Cash at bank and on hand	7,792,930	5,440,623	2,352,307	43.24	Increase in profit and cash generated from operating activities in the Reporting Period
Advances to suppliers	71,773	29,340	42,433	59.12	Increase in advances to suppliers
Interest receivable	46,761	11,596	35,164	303.24	Bank saving and interest receivable increase
Construction in progress	1,041,791	717,672	324,119	31.11	Increase in chemical operation projects which are under construction
Notes payable	45,000	5,000	40,000	800.00	Increase in unpaid bank bills in the Reporting Period
Staff salaries payable	243,311	37,634	205,677	546.52	Increase in the provisions for non-released performance evaluation award
Other payables	992,557	614,668	377,889	61.48	Increase in payable projects in the Reporting Period
Advances from customers	785,193	476,806	308,387	64.68	Increase in advances from customers
Specific reserve	25,251	346	24,905	7,204.87	Increase in the unfinished safety charge

					Unit: RMB’000

Item	For the three-month period ended 30 September		Increase/ decrease	Change
	2017	2016	amount	(%)	Major reason for change
Revenue	68,157,618	54,584,662	13,572,956	24.87	Increase in unit price of products
Cost of sales	51,614,139	38,530,849	13,083,291	33.96	Increase in the cost of crude oil, leading to higher cost of raw materials
Taxes and surcharges	9,576,364	8,551,331	1,025,033	11.99	Increase in consumer tax
Financial expenses – net value	-137,971	3,904	-141,875	-3,634.31	Increase in deposits hence increase in interest income
Investment income	848,278	623,056	225,222	36.15	Good performance of Associates in the Reporting Period led to increase in investment income
Asset impairment losses	86,372	259,370	-172,998	-66.70	Decline in inventory price and prepared provisions in the Reporting Period

3.2 Others

The first exercisable period of share options initially granted under the A Shares Share Option Incentive Scheme of the Company fulfilled the exercise conditions, while grantees exercised the share options according to the relevant regulations. According to the confirmation on registration of change in securities issued by China Securities Depository and Clearing (Shanghai) Corporation Limited (“CSDC”), on 27th September 2017, the total number of share options exercised was 14,176,600, representing 0.13% of the Company’s total share capital before the exercise. After the exercise of share options, the number of shares of the Company increased from 10,800,000,000 to 10,814,176,600.

4. Appendix

4.1    CONSOLIDATED BALANCE SHEETS

         AS AT 30 SEPTEMBER 2017

Unit: RMB’000

Items	As at the end of the Period	As at the beginning of the year
	(unaudited)	(audited)
Current assets
Cash at bank and on hand	7,792,930	5,440,623
Notes receivable	1,636,945	1,267,920
Accounts receivable	2,044,226	1,656,580
Advances to suppliers	71,773	29,340
Interests receivable	46,761	11,596
Other receivables	45,565	56,545
Inventories	5,561,156	6,159,473
Other current assets	287,651	253,804

Total current assets	17,487,007	14,875,881

Non-current assets
Long-term equity investments	4,196,450	3,838,794
Investment properties	387,019	380,429
Fixed assets	12,539,496	13,502,370
Construction in progress	1,041,790	717,672
Intangible assets	402,096	406,116
Long-term prepaid expenses	297,130	299,340
Deferred tax assets	100,413	103,091

Total non-current assets	18,964,394	19,247,812

Total assets	36,451,401	34,123,693

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS AT 30 SEPTEMBER 2017

Unit: RMB’000

Items	As at the end of the Period	As at the beginning of the year
	(unaudited)	(audited)
Current liabilities
Short-term borrowings	598,657	546,432
Notes payable	45,000	5,000
Accounts payable	4,338,751	5,082,470
Advances from customers	785,193	476,806
Employee benefits payable	243,311	37,634
Taxes payable	2,732,439	2,158,427
Interest payable	811	465
Dividends payable	23,860	20,473
Other payables	992,557	614,668

Total current liabilities	9,760,579	8,942,375

Non-current liabilities
Deferred revenue	166,556	150,000

Total non-current liabilities	166,556	150,000

Total liabilities	9,927,135	9,092,375

Shareholders’ equity
Share capital	10,814,177	10,800,000
Capital surplus	584,951	534,628
Less: Treasury shares	—	—
Other comprehensive income	17,661	18,213
Specific reserve	25,251	346
Surplus reserve	5,100,401	5,100,401
Undistributed profits	9,697,951	8,296,460
Total equity attributable to equity shareholders of the Company	26,240,392	24,750,048
Minority interests	283,874	281,270

Total shareholders’ equity	26,524,266	25,031,318

Total liabilities and shareholders’ equity	36,451,401	34,123,693

COMPANY BALANCE SHEETS

AS AT 30 SEPTEMBER 2017

Unit: RMB’000

Items	As at the end of the Period	As at the beginning of the year
	(unaudited)	(audited)
Current assets
Cash at bank and on hand	6,601,258	4,421,143
Notes receivable	1,405,593	1,097,011
Accounts receivable	1,170,953	1,211,039
Advances to suppliers	53,986	21,409
Dividends receivable	41,645	11,553
Other receivables	47,182	36,345
Inventories	5,297,195	5,374,425
Other current assets	235,651	157,771

Total current assets	14,853,463	12,330,696

Non-current assets
Long-term equity investments	5,334,303	4,972,861
Investment properties	384,386	413,943
Fixed assets	12,324,393	13,219,994
Construction in progress	1,040,510	717,294
Intangible assets	335,678	335,877
Long-term prepaid expenses	285,933	287,578
Deferred tax assets	94,501	99,057

Total non-current assets	19,799,704	20,046,604

Total assets	34,653,167	32,377,300

COMPANY BALANCE SHEETS (CONTINUED)

AS AT 30 SEPTEMBER 2017

Unit: RMB’000

Items	As at the end of the Period	As at the beginning of the year
	(unaudited)	(audited)
Current liabilities
Short-term borrowings	578,000	632,000
Notes payable	45,000	—
Accounts payable	3,128,973	3,729,702
Advance from customers	711,404	447,647
Employee benefits payable	230,986	30,989
Taxes payable	2,711,101	2,106,163
Interest payable	406	470
Dividends payable	23,860	20,473
Other payables	938,039	608,660

Total current liabilities	8,367,769	7,576,104

Non-current liabilities
Deferred revenue	165,883	150,000

Total non-current liabilities	165,883	150,000

Total liabilities	8,533,652	7,726,104

Shareholders’ equity
Share capital	10,814,177	10,800,000
Capital surplus	584,951	534,628
Less: Treasury shares	—	—
Other comprehensive income	17,661	18,213
Specific reserve	23,349	—
Surplus reserve	5,100,401	5,100,401
Undistributed profits	9,578,976	8,197,954

Total shareholders’ equity	26,119,515	24,651,196

Total liabilities and shareholders’ equity	34,653,167	32,377,300

4.2	CONSOLIDATED INCOME STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2017 (Unaudited)

Unit: RMB’000

	Nine months ended 30 September
Items	2017	2016
Total revenue	68,157,618	54,584,662
Less: Cost of sales	51,614,139	38,530,849
Taxes and surcharges	9,576,364	8,551,331
Selling and distribution expenses	347,316	354,298
General and administrative expenses	2,309,150	2,198,849
Financial expenses (“-” to indicate income)	-137,971	3,904
Asset impairment losses	86,372	259,370
Add: Investment income	848,278	623,056
Including: Share of income of associates and joint ventures	837,840	623,056
Add: Other income	25,705	—
Operating profit	5,236,231	5,309,117
Add: Non-operating income	14,620	125,368
Including: gains on disposal of non-current assets	3,740	3,022
Less: Non-operating expenses	49,048	72,429
Including: losses on disposal of non-current assets	10,679	34,216

Total profit	5,201,803	5,362,056

Less: Income tax expenses	1,090,809	1,225,758

Net Profit	4,110,994	4,136,298

Attributable to equity shareholders of the Company	4,101,491	4,130,061
Minority interests	9,503	6,237
Other comprehensive income, net of tax	-552	—

Total comprehensive income	4,110,442	4,136,298

Attributable to equity shareholders of the Company	4,100,939	4,130,061
Minority interests	9,503	6,237
Earnings per share
Basic earnings per share (RMB)	0.381	0.382
Diluted earnings per share (RMB)	0.380	0.382

COMPANY INCOME STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2017 (Unaudited)

Unit: RMB’000

	Nine months ended 30 September
Items	2017	2016
Revenue	48,632,557	39,391,021
Less: Cost of sales	32,269,533	23,530,504
Taxes and surcharges	9,559,562	8,547,903
Selling and distribution expenses	274,010	277,634
General and administrative expenses	2,206,250	2,085,972
Financial expenses - net	-140,126	4,810
Asset impairment losses	100,412	219,306
Add: Investment income	810,124	687,625
Including: Share of income of associates and joint ventures	803,391	640,892
Add: Other income	22,444	—
Operating profit	5,195,484	5,412,517
Add: Non-operating income	12,589	122,267
Including: gains on disposal of non-current assets	3,057	2,230
Less: Non-operating expenses	48,694	71,883
Including: losses on disposal of non-current assets	10,520	33,814

Total profit	5,159,379	5,462,901

Less: Income tax expenses	1,078,357	1,210,841

Net Profit	4,081,022	4,252,060

Other comprehensive income, net of tax	-552	—

Total comprehensive income	4,080,470	4,252,060

CONSOLIDATED INCOME STATEMENTS

FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2017 (Unaudited)

Unit: RMB’000

	Three months ended 30 September
Items	2017	2016
Total revenue	25,050,668	17,591,471
Less: Cost of sales	18,772,168	13,353,221
Taxes and surcharges	3,571,091	2,365,169
Selling and distribution expenses	124,542	118,626
General and administrative expenses	896,091	654,056
Financial expenses (“-” to indicate income)	-49,132	1,921
Asset impairment losses	50,230	109,366
Add: Investment income	288,210	246,311
Including: Share of income of associates and joint ventures	277,772	246,311
Add: Other income	25,705	—
Operating profit	1,999,593	1,235,423
Add: Non-operating income	-20,497	108,004
Including: gains on disposal of non-current assets	1,586	474
Less: Non-operating expenses	28,519	31,375
Including: losses on disposal of non-current assets	3,395	7,691

Total profit	1,950,577	1,312,052

Less: Income tax expenses	419,736	277,517

Net Profit	1,530,841	1,034,535

Attributable to equity shareholders of the Company	1,526,012	1,033,386
Minority interests	4,829	1,149

Other comprehensive income, net of tax	—	—

Total comprehensive income	1,530,841	1,034,535

Attributable to equity shareholders of the Company	1,526,012	1,033,386
Minority interests	4,829	1,149
Earnings per share
Basic earnings per share (RMB)	0.142	0.096
Diluted earnings per share (RMB)	0.142	0.096

COMPANY INCOME STATEMENTS

FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2017 (Unaudited)

Unit: RMB’000

	Three months ended 30 September
Items	2017	2016
Revenue	18,094,113	12,195,462
Less: Cost of sales	11,881,961	8,013,676
Taxes and surcharges	3,563,923	2,364,869
Selling and distribution expenses	99,810	92,700
General and administrative expenses	861,309	617,630
Financial expenses - net	-48,104	-549
Asset impairment losses	50,230	79,366
Add: Investment income	270,897	290,214
Including: Share of income of associates and joint ventures	264,164	243,481
Add: Other income	22,444	—
Operating profit	1,978,325	1,317,984
Add: Non-operating income	-17,747	106,274
Including: gains on disposal of non-current assets	1,277	336
Less: Non-operating expenses	28,679	30,956
Including: losses on disposal of non-current assets	3,384	7,416

Total profit	1,931,899	1,393,302

Less: Income tax expenses	414,722	275,351

Net Profit	1,517,177	1,117,951

Other comprehensive income, net of tax	—	—

Total comprehensive income	1,517,177	1,117,951

4.3 CONSOLIDATED CASH FLOW STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2017 (Unaudited)

Unit: RMB’000

	Nine months ended 30 September
Items	2017	2016
1. Cash flows from operating activities
Cash received from sales of goods or rendering of services	75,576,811	61,971,130
Refund of taxes and surcharges	71,688	128,052
Cash received relating to other operating activities	29,735	11,805

Sub-total of cash inflows	75,678,234	62,110,987

Cash paid for goods and services	55,904,482	41,620,052
Cash paid to and on behalf of employees	1,691,162	1,744,058
Payments of taxes and surcharges	12,623,839	13,013,041
Cash paid relating to other operating activities	389,948	432,365

Sub-total of cash outflows	70,609,431	56,809,516

Net cash flows generated from operating activities	5,068,803	5,301,471

2. Cash flows from investing activities
Cash received from entrusted lending	48,000	66,000
Cash received from returns on investments	479,632	557,312
Net cash received from disposal of fixed assets	1,848	-4,679
Cash received relating to other investing activities	641,365	60,476
	10,438	—

Sub-total of cash inflows	1,181,283	679,109

Cash paid to acquire fixed assets, intangible assets and other long-term assets	772,187	642,541
Net cash paid for disposal of fixed assets, intangible assets and other long-term assets	12,000	48,000
Cash paid to entrusted lending	1,500,000	—
Cash paid to other related investment activities	2,284,187	690,541

Sub-total of cash outflows	-1,102,904	-11,432

CONSOLIDATED CASH FLOW STATEMENTS (Continue)

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2017 (Unaudited)

Unit: RMB’000

	Nine months ended 30 September
Items	2017	2016
3. Cash flows from financing activities
Cash received from the investment	54,580	—
Cash received from borrowings	111,647	2,087,432

Sub-total of cash inflows	166,227	2,087,432

Cash repayments of borrowings	59,422	3,820,000
Cash paid for distribution of dividends or profits and interest expenses	2,717,134	1,124,473

Sub-total of cash outflows	2,776,556	4,944,473

Net cash flows generated from financing activities (“ - ” to indicate net cash flows used in financing activities)	-2,610,329	-2,857,041

4. Effect of foreign exchange rate changes on cash and cash equivalents	-3,263	-3,499

5. Net increase in cash and cash equivalents	1,352,307	2,429,499
Add: Cash and cash equivalents at beginning of the period	5,440,623	1,077,430

6. Cash and cash equivalents at end of the period	6,792,930	3,506,929

CASH FLOW STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2017 (Unaudited)

Unit: RMB’000

	Nine months ended 30 September
Items	2017	2016
1. Cash flows from operating activities
Cash received from sales of goods or rendering of services	55,130,684	45,131,420
Refund of taxes and surcharges	23,383	102,887
Cash received relating to other operating activities	24,477	9,650

Sub-total of cash inflows	55,178,544	45,243,957

Cash paid for goods and services	35,542,670	25,397,519
Cash paid to and on behalf of employees	1,569,002	1,623,062
Payments of taxes and surcharges	12,567,177	12,933,155
Cash paid relating to other operating activities	414,158	727,942

Sub-total of cash outflows	50,093,007	40,681,678

Net cash flows generated from operating activities	5,085,537	4,562,279

2. Cash flows from investing activities
Cash received from returns on investments	448,131	554,150
Net cash received from disposal of fixed assets	1,129	-5,505
Cash received relating to other investing activities	625,353	40,646

Sub-total of cash inflows	1,074,613	589,291

Cash paid to acquire fixed assets, intangible assets and other long-term assets	771,229	640,638
Cash paid to other related investment activities	1,500,000	—

Sub-total of cash outflows	2,271,229	640,638

Net cash flows used in investing activities	-1,196,616	-51,347

CASH FLOW STATEMENTS (Continue)

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2017 (Unaudited)

Unit: RMB’000

	Nine months ended 30 September
Items	2017	2016
3. Cash flows from financing activities
Cash received from the investment	54,580	—
Cash received from borrowings	18,000	2,512,000

Sub-total of cash inflows	72,580	2,512,000

Cash repayments of borrowings	72,000	4,619,000
Cash paid for distribution of dividends or profits and interest expenses	2,708,824	1,122,099

Sub-total of cash outflows	2,780,824	5,741,099

Net cash flows used in financing activities	-2,708,244	-3,229,099

4. Effect of foreign exchange rate changes on cash and cash equivalents	-562	—
5. Net increase in cash and cash equivalents	1,180,115	1,281,833
Add: Cash and cash equivalents at beginning of the period	4,421,143	942,264
6. Cash and cash equivalents at end of the period	5,601,258	2,224,097

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Wang Zhiqing Chairman

Shanghai, the PRC, 26 October 2017